SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (AMENDMENT NO. 20 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934


                                   BSML, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    110415106
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          NEW YORK, NEW YORK 10104-0050
                                 (212) 468-8007
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 18, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....................   LCO Investments Limited
      S.S. or I.R.S. identification Nos. of above
      persons.......................................

(2)   Check the appropriate box if a member of a
      group (see instructions)......................   (a) |X|
                                                       (b) |_|

(3)   SEC use only..................................

(4)   Source of funds (see instructions)............   Not Applicable

(5)   Check if disclosure of legal proceedings is
      required pursuant to items 2(d) or 2(e).......   |_|

(6)   Citizenship or place of organization..........   Guernsey, Channel Islands

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power.............................   3,994,970 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(8)   Shared voting power...........................   None

(9)   Sole dispositive power........................   3,994,970 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(10)  Shared dispositive power......................   None

(11)  Aggregate amount beneficially owned by each
      reporting person..............................   4,313,140 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(12)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions)....   |_|

(13)  Percent of class represented by amount in
      Row (11)......................................   40.88

(14)  Type of reporting person (see instructions)...   CO

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....................   The ERSE Trust
      S.S. or I.R.S. identification Nos. of above
      persons.......................................

(2)   Check the appropriate box if a member of a
      group (see instructions)......................   (a) |X|
                                                       (b) |_|

(3)   SEC use only..................................

(4)   Source of funds (see instructions)............   Not Applicable

(5)   Check if disclosure of legal proceedings is
      required pursuant to items 2(d) or 2(e).......   |_|

(6)   Citizenship or place of organization..........   Guernsey, Channel Islands

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power.............................   None

(8)   Shared voting power...........................   None

(9)   Sole dispositive power........................   None

(10)  Shared dispositive power......................   None

(11)  Aggregate amount beneficially owned by each
      reporting person..............................   4,313,140 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(12)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions)....   |_|

(13)  Percent of class represented by amount in
      Row (11)......................................   40.88

(14)  Type of reporting person (see instructions)...   OO (Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....................   CAP Advisers Limited
      S.S. or I.R.S. identification Nos. of above
      persons.......................................

(2)   Check the appropriate box if a member of a
      group (see instructions)......................   (a) |X|
                                                       (b) |_|

(3)   SEC use only..................................

(4)   Source of funds (see instructions)............   WC

(5)   Check if disclosure of legal proceedings is
      required pursuant to items 2(d) or 2(e).......   |_|

(6)   Citizenship or place of organization..........   United Kingdom

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power.............................   65,338

(8)   Shared voting power...........................   32,136

(9)   Sole dispositive power........................   65,338

(10)  Shared dispositive power......................   32,136

(11)  Aggregate amount beneficially owned by each
      reporting person..............................   4,410,614 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(12)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions)....   |_|

(13)  Percent of class represented by amount in
      Row (11)......................................   41.81

(14)  Type of reporting person (see instructions)...   CO

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....................   Anthony M. Pilaro
      S.S. or I.R.S. identification Nos. of above
      persons.......................................

(2)   Check the appropriate box if a member of a
      group (see instructions)......................   (a) |X|
                                                       (b) |_|

(3)   SEC use only..................................

(4)   Source of funds (see instructions)............   Not Applicable

(5)   Check if disclosure of legal proceedings is
      required pursuant to items 2(d) or 2(e).......   |_|

(6)   Citizenship or place of organization..........   Ireland

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power.............................   None

(8)   Shared voting power...........................   None

(9)   Sole dispositive power........................   None

(10)  Shared dispositive power......................   None

(11)  Aggregate amount beneficially owned by each
      reporting person..............................   4,415,114 (which includes
                                                       341,668 shares subject to
                                                       acquisition within 60
                                                       days on exercise of
                                                       certain warrants)

(12)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions)....   |_|

(13)  Percent of class represented by amount in
      Row (11)......................................   41.85

(14)  Type of reporting person (see instructions)...   IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Act of 1934, the beneficial owner of any securities covered by this Statement.

                             BSML, INC. SCHEDULE 13D
                                AMENDMENT NO. 20

NOTE: This Amendment No. 20 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004, by an Amendment No. 16 filed on June 2, 2006, by an Amendment No. 17 filed on June 14, 2006, by Amendment No. 18 filed on June 30, 2006, and by Amendment No. 19 filed on December 14, 2006.

            This Amendment No. 20 is being filed to reflect the acquisition of 100,000 shares of BSML Common Stock by LCO Investments Limited. There has been no change in the information set forth in the cover pages to this Schedule 13D other than the cover pages relating to LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro or in response to Items 1, 2, 3, 4 or 6 of Schedule 13D. Accordingly, the cover pages, other those relating to LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, and Items 1, 2, 3, 4 and 6 are omitted from this Amendment No. 20.

Item 5.     Interest in Securities of the Issuer.

            Item 5(c) is amended to add the following paragraphs:

            On December 18, 2006, LCO Investments Limited bought 100,000 shares of BSML Common Stock in a private transaction for a price of $1.89 per share.

Item 7.     Material to be Filed as Exhibits

            Exhibit E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of The ERSE Trust, LCO Investments Limited, CAP Advisers Limited and Anthony M. Pilaro.

                                   Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 27, 2006

                                         The ERSE Trust


                                         /s/ Craigh Leonard
                                         ---------------------------------------
                                             The ERSE Trust,
                                             by Craigh Leonard, Attorney-in-Fact


                                         LCO Investments Limited


                                         /s/ Craigh Leonard
                                         ---------------------------------------
                                             LCO Investments Limited,
                                             by Craigh Leonard, Attorney-in-Fact


                                         CAP Advisers Limited


                                         /s/ Craigh Leonard
                                         ---------------------------------------
                                             CAP Advisers Limited,
                                             by Craigh Leonard, Attorney-in-Fact


                                         Anthony M. Pilaro


                                         /s/ Craigh Leonard
                                         ---------------------------------------
                                             Anthony M. Pilaro,
                                             by Craigh Leonard, Attorney-in-Fact